FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 9 April 2003

REED ELSEVIER PLC   **REED ELSEVIER NV**
(Registrant)   **(Registrant)**

25 Victoria Street   **Sara Burgerhartstraat 25**
LONDON   **1055 KV AMSTERDAM**
SW1H 0EX   **THE NETHERLANDS**
(Address of principal executive office) (Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ✔   Form 40-F ….

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ….   No ✔

Schedule of Information contained in this Report

1.   Statement issued at the Reed Elsevier PLC and Reed Elsevier NV Annual General Meetings held on 8th and 9th April, respectively.

2.   Resolutions passed at the Reed Elsevier PLC Annual General Meeting in connection with items of special business.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC	**REED ELSEVIER NV**
/S/ L. DIXON	**/S/ L. DIXON**
By: L. Dixon Title: Deputy Secretary	By: L. Dixon Title: Authorised Signatory
Date: 9 April 2003	Date: 9 April 2003



8 April 2003

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

<u>**Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV**</u>
<u>**Chairman's Statement**</u>

Morris Tabaksblat, Chairman of Reed Elsevier PLC and Reed Elsevier NV, told shareholders at the Reed Elsevier PLC meeting in London today that "We were pleased to report a further year of strong financial performance and strategic progress in 2002. Reed Elsevier achieved the targets we established three years ago despite a very different and more challenging global economic environment: organic revenue growth was ahead of the market in each of our four divisions; adjusted earnings per share saw double digit growth at constant currencies; and a good conversion of earnings into cash has been delivered. The Harcourt Science & Medical and Education businesses acquired in 2001 strongly contributed in their first full year within Reed Elsevier".

Looking at the trading performance in 2003 to date, Mr Tabaksblat commented that:

"Overall trading conditions in our main markets have changed little since our 2002 Preliminary Results announcement on 20 February. As stated then, 2003 should again see us meeting our key financial targets of above market revenue growth and double digit adjusted earnings per share growth at constant currencies. Inevitably, some caution would be necessary if there were to be a marked further deterioration in the economic environment."

The performance trends in Reed Elsevier's businesses are as follows:

The Science & Medical business continues to perform well and is on course for another good year. Science journal subscriptions and ScienceDirect renewals remain strong. Health Sciences is continuing to see a turnaround in the business, with a strong front list publishing programme and good back list sales.

The Legal business has continued its positive momentum. Lexis Nexis is making good progress in expanding its content and adding to the functionality of its online services. Strong demand for risk solutions services continues to drive growth in US corporate and federal markets. The business remains on track to outperform the market and further improve operating margins.

In Education, the US schools business is only halfway through the selling cycle for the next academic year. Some limited recovery in the schools market has been anticipated, although there is continuing uncertainty over the extent to which pressures on individual state budgets will impact spending on instructional materials or would be mitigated by the benefits of additional federal funding. Harcourt is targeting another year of outperformance as well as further margin improvement through increasing operational and supply chain efficiency.

The Business division is performing as expected in a difficult market environment. As stated in February, a modest decline in underlying revenues might be expected, absent any further marked deterioration in economic conditions, given the drift in advertising markets and the net adverse impact this year of the cycling of non-annual exhibitions. The continued focus on building share and managing yields should enable Reed Business to outperform the market, with further margin improvement through tight cost control.

As stated in February, if current exchange rates prevail, there will be an adverse translation impact on reported earnings particularly when expressed in euros."

The Annual General Meeting of Reed Elsevier NV, the co-parent of Reed Elsevier Group plc, will be held in Amsterdam tomorrow and Mr Tabaksblat, also Chairman of Reed Elsevier NV, will make the same comments to that meeting.

This announcement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier's markets; exchange rate fluctuations; customers' acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights; and the impact of technological change.

REED ELSEVIER

9 April 2003

Issued on behalf of Reed Elsevier PLC

Resolutions of a non-routine nature passed at the Annual General Meeting of Reed Elsevier PLC Held on 8 April 2003

ALLOTMENT OF SHARES

It was Resolved as an Ordinary Resolution that:

(a) subject to and in accordance with Article 11 of the Company's Articles of Association, the directors be authorised, pursuant to Section 80 of the Companies Act 1985 (the "Act"), to allot relevant securities having (or consisting of or giving the right to subscribe or convert into shares having) a nominal amount not exceeding in aggregate £25.3 million;

(b) this authority shall expire (save as mentioned in the said Article) on the day five years after the passing of this resolution; and

(c) all previous authorities under Section 80 of the Act shall henceforth cease to have effect.

DISAPPLICATION OF PRE-EMPTION RIGHTS

It was Resolved as a Special Resolution that:

(a) subject to and in accordance with Article 12 of the Company's Articles of Association, the directors be empowered, pursuant to Section 95 of the Act, to allot equity securities for cash pursuant to the authority conferred by the previous resolution as if Section 89(1) of the Act did not apply to any such allotment provided that, for the purposes of the limitation of the said power referred to in Article 12 this power shall be limited to:

   (i) the allotment of equity securities up to an aggregate nominal value of £7.9 million; and

   (ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities pursuant to the terms of the Reed Elsevier Group plc share option schemes approved by the Company;

(b) the date on which such power shall expire (save as mentioned in the said Article) shall be the date of the next Annual General Meeting of the Company after the passing of this resolution; and

(c) all previous authorities under Section 95 of the Act shall henceforth cease to have effect.

AUTHORITY TO PURCHASE OWN SHARES

It was Resolved as a Special Resolution that, subject to and in accordance with Article 57 of the Company's Articles of Association, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of ordinary shares of 12.5p each in the capital of the Company provided that:

(a)   the maximum aggregate number of ordinary shares hereby authorised to be purchased is 126.8 million;

(b)   the minimum price which may be paid for each ordinary share is 12.5p, which amount shall be exclusive of expenses;

(a)   the maximum price which may be paid for each ordinary share is an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased; and

(d)   the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 8 July 2004, whichever is earlier (except in relation to the purchase of ordinary shares the contract for which was concluded before such date and which is executed wholly or partly after such date) unless such authority is renewed prior to such time.

SAYE SHARE OPTION SCHEME

It was Resolved as an Ordinary Resolution that the Reed Elsevier Group plc SAYE Share Option Scheme in the form described in the circular to members of the Company dated 7 March 2003 be approved, and that the directors of the Company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

SHARE OPTION SCHEME

It was Resolved as an Ordinary Resolution that that the Reed Elsevier Group plc Share Option Scheme in the form described in the circular to members of the Company dated 7 March 2003 be approved, and that the directors of the Company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

LONG TERM INCENTIVE SHARE OPTION SCHEME

It was Resolved as an Ordinary Resolution that the Reed Elsevier Group plc Long Term Incentive Share Option Scheme in the form described in the circular to members of the Company dated 7 March 2003 be approved and that the directors of the Company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Scheme by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Scheme, notwithstanding that they may be interested in the same.

BONUS INVESTMENT PLAN

It was Resolved as an Ordinary Resolution that the Reed Elsevier Group plc Bonus Investment Plan in the form described in the circular to members of the Company dated 7 March 2003 be approved and that the directors of the Company be and they are hereby authorised to take such actions as may be necessary to facilitate the implementation of the Plan by Reed Elsevier Group plc and to be counted in the quorum and to vote as directors on any matter relating to the Plan, notwithstanding that they may be interested in the same.